UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

294766100

(CUSIP Number)

Fraser Atkinson Mobiquity Investments Limited 19105 36th Avenue West Suite 213 Lynnwood, WA 98036 (800) 262-1633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2009

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

          Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No . 294766100

1	NAME OF REPORTING PERSON Mobiquity Investments Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 39-2076210

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER
737,569

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
737,569

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

737,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.32%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

2

SCHEDULE 13D

CUSIP No . 294766100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
Versatile Systems Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER
737,569

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
737,569

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

737,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.32%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

3

Item 1. Security and Issuer

          This statement on Schedule 13D relates to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”). The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2. Identity and Background

          This statement is being filed jointly by: Mobiquity Investments Limited (“MIL”) and Versatile Systems Inc. (“VSI”) (the “Reporting Persons”).

          MIL is organized under the laws of the state of Washington. MIL’s principal office is located at Suite 213 - 19105 36th Avenue West, Lynnwood, WA 98036. MIL is an investment holding company. MIL is a wholly owned subsidiary of VSI.

          VSI is organized under the laws of Canada and is the parent company of MIL. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8. Versatile provides business solutions that enable companies to improve sales, marketing and distribution of their products. Versatile also provides information technology services for the implementation, maintenance and security of mission-critical computer environments. Versatile has the ability to architect solutions involving both proprietary and third party components. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange and has offices in Vancouver, Seattle, Mechanicsburg, Pittsburgh, Philadelphia, and London.

          Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of the executive officers, directors and control persons of each of MIL and VSI.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          MIL acquired 531,680 shares on September 25, 2009 at a price of $3.26 per share for a total of $1,733,276.80 and 205,889 shares on October 5, 2009 at a price of $3.26 per share for a total of $671,198.14 directly from a shareholder of the Fund. VSI advanced all of the funds used to purchase these shares to MIL.

Item 4. Purpose of Transaction

          The Reporting Persons purchased the shares of Common Stock reported herein based on the Reporting Persons’ belief that the Common Stock at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock of the Fund (the “Securities”), the business affairs and financial condition of the Fund and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Fund through, among other things, the purchase or sale of Securities in the open market or in private transactions, including the purchase of Securities through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          It is anticipated that the Reporting Persons may, from time to time, have discussions with management, the board of directors, and other stockholders of the Fund. The Reporting Persons intend to monitor and evaluate the Fund’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Fund may benefit from the institutional experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more representatives appointed or elected to the board of directors of the Fund or to propose other matters for consideration and approval by the Fund’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Fund be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Fund in a negotiated transaction or otherwise. If it or its affiliates should acquire control of the Fund, it or its affiliates may transfer all or part of the Fund to affiliated or unaffiliated persons.

          None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interests in Securities of the Issuer

(a)          The Reporting Persons beneficially own 737,569 shares of Common Stock, which represent approximately 8.32% of the issued and outstanding shares of Common Stock.

(b)          The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 737,569 shares of Common Stock, which represent approximately 8.32% of the outstanding shares of Common Stock.

(c)          During the past 60 days, the Reporting Person have purchased 737,569 shares of the Fund. MIL acquired 531,680 shares on September 25, 2009 at a price of $3.26 per share for a total of $1,733,276.80 and 205,889 shares on October 5, 2009 at a price of $3.26 per share for a total of $671,198.14 directly from shareholders of the Fund in privately negotiated transactions.

(d)          No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits.

Exhibit A. Officers and Directors of MIL and VSI

Exhibit B. Joint Filing Agreement

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2009

MOBIQUITY INVESTMENTS LIMITED

By:	/s/ Fraser Atkinson

Name: Fraser Atkinson
Title: Chief Financial Officer

VERSATILE SYSTEMS INC.

By:	/s/ John Hardy

Name: John Hardy
Title: Chief Executive Officer

EXHIBIT A

Officers and Directors of MIL and VSI

          MIL is a wholly-owned subsidiary of VSI, and therefore VSI ultimately controls MIL. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MIL, and each executive officer and director of VSI, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
John Hardy	MIL	Canada
355 Burrard Street Suite 910 Vancouver, B.C., Canada	Chief Executive Officer and Director of MIL. MIL is a wholly owned subsidiary of VSI. MIL’s principal office is located at Suite 213 - 19105 36th Avenue West, Lynnwood, WA 98036.

VSI

Chairman, CEO and Director of VSI. Mr. Hardy owns 3.41% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Fraser Atkinson	MIL	Canada
355 Burrard Street Suite 910 Vancouver, B.C. Canada	Chief Financial Officer and Director of MIL. MIL is a wholly owned subsidiary of VSI. MIL’s principal office is located at Suite 213 - 19105 36th Avenue West, Lynnwood, WA 98036.

VSI

CFO, Corporate Secretary and Director of VSI. Mr. Atkinson owns 3.43% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Malcolm Clay	VSI	Canada
355 Burrard Street Suite 910 Vancouver, B.C., Canada

Independent Director and Chair of the Audit Committee of VSI. Mr. Clay is an independent businessman and corporate director. Mr. Clay owns 0.43% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Robert Joyce	VSI	United States
100 Sterling Parkway Suite 307 Mechanicsburg, PA U.S.A.

President and Director of VSI. Mr. Joyce owns 1.94% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Bertrand Des Pallieres	VSI	France
33 Cavendish Square, London, UK W1G 0PW

Independent Director of VSI. Mr. Des Pallieres is the Chief Executive Officer of SPQR Capital LLP, which is an independent financial instituition authorized and regulated by the UK Financial Services Authority. Mr. Des Pallieres owns 8.46% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Alessandro Benedetti	VSI	Italy
62 Wilson Street London, UK EC2A 2BU

Independent Director of VSI. Mr. Benedetti is the Chief Executive Officer of SAE Capital Ltd., which is a private investment firm. Mr. Benedetti owns 8.11% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Kais Laouiti	VSI	France and Tunisia
3rd Floor, Block B, Lots 1.5.5 les Jardins du Lac, Les Berges du Lac, 1053 Tunis, Tunisia

Independent Director of VSI. Mr. Laouiti is the Managing Director of NewInvest, which is a private investment firm. Mr. Laouiti owns or has voting power over 2.71% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on October 5, 2009.

MOBIQUITY INVESTMENTS LIMITED

By:	/s/ Fraser Atkinson

Name: Fraser Atkinson
Title: Chief Financial Officer

VERSATILE SYSTEMS INC.

By:	/s/ John Hardy

Name: John Hardy
Title: Chief Executive Officer